Exhibit 99.1

NICE Named an Exemplary Leader in Ventana Research 2023 Buyers Guide for Contact Centers

NICE received the highest overall ranking in contact centers, and the highest overall scores in product experience, capability, reliability, usability and TCO/ROI

Hoboken, N.J., November 1, 2023 – NICE (Nasdaq: NICE) today announced that it has been named a Leader in the Ventana Research 2023 Buyers Guide for Contact Centers, out of 21 vendors evaluated. NICE ranked first overall among the vendors, receiving the highest overall ranking in contact centers and the highest overall scores in product experience, capability, reliability, usability, and TCO/ROI. NICE was placed in the Exemplary category, representing vendors that performed the best in meeting the overall Product and Customer Experience requirements.

The Ventana Research 2023 Buyers Guide for Contact Centers stated, “Going forward, we expect that contact center technology will differentiate on factors like the availability of APIs to connect more dispersed tools, on ease of integration and administration, and on the ability to automate more processes across the customer lifecycle. This evaluation pays special attention to these factors, as well as to the ways in which vendors use modern artificial intelligence (AI) to improve performance across their platforms.”

NICE’s cutting-edge CXone platform underpinned by Enlighten AI, NICE’s core AI engine, enables organizations to scale up operations on a secure cloud platform. CXone is the most secure foundation for superior orchestration of all possible customer journeys. CXone makes it easy for organizations to transition to the cloud, offering a multipath approach and ensuring that organizations migrate at their own pace. CXone delivers hundreds of APIs in its open cloud platform, letting organizations simplify their tech stack onto a single, all-in-one platform.

Barry Cooper, President, CX Division, NICE, said, “Rapid digitalization in recent years has completely transformed the customer experience landscape. As organizations now need to engage their customers on a variety of digital and voice channels, journey orchestration has become a top priority. NICE has responded to the changing dynamics with CXone, a single, open cloud-native platform underpinned by Enlighten AI, which enables organizations to provide excellent, next-generation customer experience. This recognition from Ventana Research highlights NICE’s ongoing commitment to providing the latest, AI-powered contact center solutions for organizations.”

Keith Dawson, Vice President and Research Director for CX at Ventana Research, said, “NICE’s decades of experience in the CX space have allowed the company to easily navigate the new AI era and innovate to create the solutions organizations are seeking for their customers. NICE’s CXone platform is just one example of NICE’s industry dominance and the steps the company takes to ensure only the best for its customers around the world.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.